DRSLTR Submission / Correspondence Relating to Revised Draft Registration Statement

O’Melveny & Myers LLP	T: +86 10 6563 4200
Yin Tai Centre, Office Tower 37th Floor	F: +86 10 6563 4201 omm.com
No.2 Jianguomenwai Avenue Beijing 100022

January 11, 2019

Confidential

Ms. Jessica Livingston

Ms. Pam Long

Mr. Stephen Kim

Mr. Robert Klein

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UP Fintech Holding Limited (CIK No. 0001756699)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on November 20, 2018

Dear Ms. Livingston, Ms. Long, Mr. Kim and Mr. Klein:

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 18, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 20, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate the Staff’s review, we have separately delivered to the Staff five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

In addition to addressing the comments contained in the Staff’s letter dated December 18, 2018, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited condensed consolidated financial statements and related financial information for the nine-month period ended September 30, 2017 and 2018 and as of September 30, 2018 and to include other recent developments.

Draft Registration Statement on Form F-1 Submitted on November 20, 2018

The Offering

Key Operating Data, page 13

1.                    We note your disclosure of the number of registered users and customer accounts as part of your key operating data. Please disclose in a footnote to the table how many of the total registered users and customers have had activity or no activity in the last twelve months.

The Company respectfully advises that, as defined under the heading “Prospectus Summary—Conventions which Apply to this Prospectus” of the Revised Draft Registration Statement, the term “customers” refers to the group who have both (i) registered on the Company’s platform, and (ii) passed the KYC procedures and opened a trading account, and therefore are eligible to conduct trading transactions. The term “user(s)” or “registered user(s)” refers to the group who have only registered on the Company’s platform (including APP and website) but not necessarily have opened a trading account. Therefore, the concept of “users” or “registered users” includes all customers. The Company believes that the most relevant type of activity for understanding its business and operations is the trading transaction conducted by its customers. The Company therefore added two additional sets of operating data to disclose the number of “customers with deposits” and “trading customers” on pages 2, 14, 76, 81, 115 and 121 of the Revised Draft Registration Statement. The Company has clarified the definitions of “customers with deposits” and “trading customers” aforementioned on pages 7 and 8 of the Revised Draft Registration Statement. The term “customers with deposits” refers to customers who have deposited funds in their accounts on the Company’s platform. The term “trading customers” refers customers who have conducted at least one trading transaction on the Company’s platform.

In addition, in response to the Staff’s comment, the Company inserted a footnote to the number of customer accounts as of September 30, 2018, disclosing the number of customer accounts who had conducted at least one trading transaction on its platform within the twelve months prior to that date.

Risk Factors, page 14

2.                    Include a new risk factor on the risk that the deposit agreement may be amended or terminated without the holder’s consent.

In response to the Staff’s comment, the Company has added additional disclosure under the heading “Risk Factors—Risks Related to this Offering and Our ADSs—The deposit agreement may be amended or terminated without your consent” on page 59 of the Revised Draft Registration Statement to include the referenced disclosure.

We face risks related to natural disasters, health epidemics, terrorist attacks and other outbreaks...., page 35

3.                    Please revise this risk factor to adequately describe the risk and explain how the risk affects your business. For instance, are your management, information technology or other critical functions or assets centered in a single city or geographic region such that an event in that city could adversely impact your operations? See Item 503(b) of Regulation S-K.

In response to the Staff’s comment, the Company has added additional disclosure under the heading “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics, terrorist attacks and other outbreaks, which could significantly disrupt our operations” on pages 35 and 36 of the Revised Draft Registration Statement to further address the referenced disclosure.

Our management will have considerable discretion as to the use of the net proceeds..., page 57

4.                    For clarity, please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.

In response to the Staff’s comment, the Company has added additional disclosure under the heading “Risk Factors—Risks Related to this Offering and Our ADSs—Our management will have considerable discretion as to the use of the net proceeds from this offer and you may not agree with our management on these uses” on page 60 of the Revised Draft Registration Statement to clarify the referenced disclosure.

Use of Proceeds, page 60

5.                    Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified on page 60. If the company has specific purposes in mind for the use of proceeds, you must disclose the estimated net amount of the proceeds broken down into each principal intended use. This is required even if management will have broad discretion in allocating the proceeds. See Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 63 of the Revised Draft Registration Statement to expand the disclosure with respect to its plan for the use of proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 79

6.                    We note your calculation of Adjusted Net Loss, a non-GAAP financial measure, does not include any tax effect related to your adjustments. Please revise your calculation and disclosures, here and elsewhere throughout the registration statement, to show the tax effect of the corresponding adjustments as a separate line item. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised page 81 of the Revised Draft Registration Statement to clarify that the items being adjusted, such as share-based compensation and impairment of goodwill, in the reconciliation of Adjusted Net Loss, are non-taxable items and have no impact on income tax.

Key Components of Results of Operations

Revenues, page 80

7.                    We note that a significant portion of your revenues is from charging commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order. In addition, we note that financing service fees on margin financing transactions. Please expand to disclose the key pricing terms associated with your revenues, including average commission rates charged per transaction, other fees, and interest rates charged on margin financing transactions. To the extent that there are fluctuations in any of your fee rates, include a discussion of those changes and any impacts those changes have on your revenues.

The Company respectfully advises that the commissions it charges generally vary in accordance with the type of products or services, timing of account activation, eligibility for discounts and other factors. For the years of 2016 and 2017 and the first three quarters of 2018, the average rate of the commissions over trading volume was 0.0323%, 0.0238% and 0.0229%, respectively, which is the ratio of the total commissions to the total trading volume in the same period. The gradual decrease in the average commission rates was primarily driven by the industry-wide decrease in commission rates.

For financing service fees, the Company generally charges a specific rate above the interest rate of the margin loan or funding from the clearing agents. For the years of 2016 and 2017 and the first three quarters of 2018, the average annualized rate of financing service fees over the average balance of the margin loans provided by clearing agents was 0.13%, 0.39% and 0.82%, respectively. Such increase was primarily due to our adjustment to the financing service fees in 2017.

The Company started earning interest income from the loans it extends to consolidated account customers for margin purposes in 2018. For the first three quarters of 2018, the interest rate of margin loans provided by the Company to consolidated account customers on its platform was 4.6% and 5.5% for loans in USD and HKD, respectively.

The Company also advises that its other revenues include the fees that the Company charges for technical services and financial advisory rendered to customers. The Company does not charge fixed fees and instead negotiates such fees with customers on an individual basis.

In response to the Staff’s comment, the Company has added additional disclosure under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations” and “Business—Our Core Products and Services—Revenue Models” on pages 82, 83, 123 and 124, respectively, of the Revised Draft Registration Statement to expand the disclosure with respect to the pricing terms of its core services and products.

Results of Operations, page 88

8.                    Please revise your MD&A to include a comprehensive discussion and analysis of the trends and circumstances driving the significant changes in your balance sheet line items for the periods provided. Refer to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company has added additional disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Certain Balance Sheet Items” starting on page 97 of the Revised Draft Registration Statement to include the discussion and analysis with respect to the balance sheet.

Business, page 105

9.                    Please revise this section to clarify that Interactive Brokers is a key service provider on whose services your business is dependent, consistent with the disclosure in the risk factor regarding your relationship with Interactive Brokers on page 18. Please also file any material contracts with Interactive Brokers as exhibits under Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has made additional disclosure under the heading “Business—Our Core Products and Services—Types of Accounts” on page 122 of the Revised Draft Registration Statement to expand the disclosure with respect to its relationship with Interactive Brokers.

The Company has also made additional disclosure with respect to its cooperation with Interactive Brokers on page 164 under the heading “Related-Party Transactions—Agreements with Interactive Brokers.” The two material agreements with Interactive Brokers, namely (i) Consolidated Clearing Agreement between IB LLC and Top Capital Partners Limited, and (ii) Fully Disclosed Clearing Agreement between IB LLC and Top Capital Partners Limited, will be submitted as Exhibits 10.13 and 10.14 to the Revised Draft Registration Statement for the Staff’s review.

Regulation, page 123

10.             Under an appropriate caption, please discuss the regulations under which you received a rectification notice in July 2016 from the CSRC. Please elaborate on the substance of the notice and measures you have taken to comply with its requirements, and clarify whether you expect that the CSRC will confirm whether you have satisfied those requirements. Similarly, please elaborate on the substance of the SAFE notice you received in March 2016 and whether you expect that SAFE will confirm whether you have responded satisfactorily to its inquiry.

In response to the Staff’s comment, the Company has added additional disclosure under the headings “Regulations—PRC Regulations Relating to Securities and Futures Brokerage Business” and “Regulations—PRC Regulations Relating to the Individual Foreign Exchange” on pages 143, 149 and 150, respectively, of the Revised Draft Registration Statement to expand the disclosure with respect to the CSRC and SAFE notices and the relevant PRC regulations. The Company believes that it has taken necessary measures in response to both of the notices issued by the Beijing branch of CSRC and SAFE, respectively. As of the date hereof, it has not received any further inquiry or rectification requirements from either of such authorities. The Company does not expect a formal notice from the SAFE or the CSRC to inform whether Ningxia Xiangshang Rongke Technology Development Co., Ltd. (“Ningxia Rongke”) had satisfied the requirements in the notice aforementioned.

Report of Independent Registered Public Accounting Firm, page F-2

11.             The auditor’s report must be addressed to the shareholders and the board of directors, pursuant to AS 3101, paragraph 07. Please have the auditor revise its report to specifically address shareholders.

As aforementioned, the Company has updated the Revised Draft Registration Statement to include the Company’s interim financial information for the nine-month period ended September 30, 2017 and 2018 and as of September 30, 2018, which includes the date of the change in reporting entity, as disclosed on pages F-10 and F-11. Accordingly, the change in reporting entity has been retrospectively applied to all prior periods in accordance with ASC 250. In response to the Staff’s comment, the audit report has been revised and addressed to the shareholders and the board of directors on page F-2 of the Revised Draft Registration Statement.

Consolidated Balance Sheet, page F-3

12.             We note that you present a line item for “subscription receivable from Series A equity interest with preferential rights” in the amount of $(3,633,087) within mezzanine equity as of December 31, 2016.  Please tell us and revise to disclose the nature of this item and how it is flowing through your financial statements, including an explanation of your accounting for the initial measurement, subsequent measurement or settlement with reference to authoritative literature.

The Company respectfully advises that on July 27, 2015, Ningxia Rongke issued Series A equity interest with preferential rights to investors at a total consideration of US$16,486,780. On the same date, series of written agreements were entered into by Ningxia Rongke and all the investors, and the equity interest holders and the board of directors of Ningxia Rongke approved the issuance as well as the preferential rights of the Series A equity interest holders. Thus, those investors were registered equity interest holders of Ningxia Rongke. Upon the issuance, proceeds at US$12,079,823 were received, which resulted in a subscriptions receivable at US$4,406,957 being recorded. In 2016 and 2017, US$773,870 and US$3,633,087, of the subscriptions receivable were received and the balance was cleared.

The Series A equity interest enjoys similar preferences as Series B and B+ equity interest with preferential rights, which are redeemable by Ningxia Rongke upon occurrence of certain events, are recorded as mezzanine equity in the consolidated balance sheets.  As of December 31, 2016 and 2017, US$(3,633,087) and nil were present as “subscriptions receivable” within the mezzanine equity that complies with S-X 210.5—02, paragraph 28. (b). The Company has revised the disclosure on page F-32 of the Revised Draft Registration Statement to explain the nature of the item.

Consolidated Statements of Operations, page F-4

13.             We note the disclosure of your various research and development activities throughout the filing, including discussion around development of your platform on page 117. Please tell us and disclose in future filings the total amount of research and development costs charged to expense for each year presented in the consolidated statements of operations as required by ASC 730-10-50-1. In addition, revise to disclose your accounting policy associated with the research and development activities, inclusive of your capitalization policy of any of those costs as software on the balance sheet.

The Company respectfully advises that the research and development expenses primarily consist of salaries and employee benefits for research and development personnel, rental and depreciation expenses in the development of the Company’s proprietary trading platform. Such amounts and the related accounting policy are disclosed on page F-20 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

History of the Group and reorganization under identical common ownership, page F-10

14.             We note your disclosure that you will present shares and per share information, including basic and diluted EPS, retrospectively upon completion of the re-domiciliation. In addition, we note the disclosure on your capitalization table on page 62 that your preferred shares will automatically convert upon completion of this offering. Please address the following:

•                 Tell us whether you intend to provide a pro forma balance sheet and statement of operations (including EPS) to give effect to the automatic conversion;

•                 Tell us in greater detail the specific impacts you intend to present on a retrospective basis, and separately on a pro forma basis, relating to the re-domiciliation or other events. In addition, tell us when you expect the re-domiciliation to be complete; and

•                 Provide us with the relevant authoritative guidance supporting your planned presentation as it relates to the two bullets above.

The Company respectfully advises that pro forma consolidated balance sheets and the pro forma net income per share will be disclosed in the consolidated financial statements as of and for the year ended December 31, 2018 to be included in a revised draft registration statement to reflect the effect of the automatic conversion of preferred shares. Such disclosure complies with paragraph 3430 of Financial Reporting Manual.

In addition, as aforementioned, the Company has applied retrospective presentation to the consolidated financial statements of all prior periods. The Company’s per share information including the basic and diluted earnings (loss) per share were presented retrospectively as of the beginning of the earliest period presented on a consolidated basis in accordance with ASC 250-10-45-21. Please refer to Note 12 on page F-40 of the Revised Draft Registration Statement for further information on the EPS.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Financing Service Fees, page F-18

15.             We note that you earn financing service fees over the period that the margin loans are outstanding. Please tell us and disclose the amount of margin loans outstanding in your consolidated balance sheet as of December 31, 2017 and 2016, as well as the line item that they are reflected in. In addition, tell us and disclose the details of your accounting policy for determining the allowance for doubtful accounts on your margin loan transactions, including any relevant quantitative information on your collateralized transactions.

The Company respectfully advises that, customers of the Company can trade on margin and short sell securities on the trading platform. The margin loan or funding is offered by the Company for consolidated account customers and by Interactive Brokers LLC (“Interactive Brokers”) for fully disclosed account customers. The Company generates interest income arising from margin financing offered by the Company to the consolidated account customers and earns financing service fees related to the margin financing provided by Interactive Brokers to the customers.

As of December 31, 2016 and 2017, the Company has not provided any margin loans to its consolidated account customers directly; all the financing service fee was generated from the fully disclosed account customers. In that case, Interactive Brokers would provide the margin loans to the customer and charge interest. The Company receives financing service fee based on the time period and the amount of loans borrowed by the customer. The Company recorded US$28,629 and US$280,286 of such financing service fee receivables from Interactive Brokers on “Receivables from brokers, dealers and clearing organizations” in the consolidated balance sheets as of December 31, 2016 and 2017, respectively. Therefore, there are no margin loans receivable included in the consolidated balance sheets as of December 31, 2016 and 2017.

Starting from 2018, the Company generated interest income arising from the margin financing offered by the Company to its consolidated account customers. The outstanding margin loans and the accounting policy for determining the allowance for doubtful accounts on the margin loan transactions, including the relevant quantitative information on the collateralized transactions, were disclosed in the unaudited condensed consolidated financial statements as of and for the nine-month period ended September 30, 2018 included in the Revised Draft Registration Statement.

Note 8. Income Taxes, page F-27

16.             We note that you have $4.6 million and $3.2 million of deferred tax assets, net of valuation allowances of $1.2 million and $0.5 million, as of December 31, 2017 and 2016, respectively. Please provide us with a comprehensive analysis that supports your determination of the tax valuation allowance at December 31, 2017 and 2016, including your basis for concluding that realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). As part of your response, include a discussion of the negative and positive evidence you considered and contemplated by ASC 740-10-30-22 through 24. To the extent applicable, revise your disclosures here or within the critical accounting policies to provide a more robust description of the specific positive and negative evidence you considered, as well as any possible tax planning strategies or other future events.

The Company respectfully advises that, as of December 31, 2016 and 2017, the Company had net operating loss carryforwards at US$13,434,992 and US$26,763,524, respectively, which mainly arose from consolidated entities in PRC and New Zealand. The Company recognized valuation allowances of US $513,263 and US $1,224,057 for fiscal year ended December 31, 2016 and 2017, respective for net operating losses which are not expected to be fully utilized. The Company recognized deferred tax assets for entities in New Zealand as tax losses generated could be carried forward and utilize indefinitely coupled with the significant increase of number of active trading customers in recent years. In addition, the Company recognized deferred tax assets for certain entities in PRC, in which one of the subsidiaries qualifies as a high and new technologies enterprise that could carry forward tax losses for 10 years as opposed to 5 years generally provided for other PRC entities. The Company expects to utilize the full amount of the deferred tax assets from these entities. The corresponding disclosure was enhanced on page F-31 of the Revised Draft Registration Statement.

Note 9. Equity Interest with Preferential Rights, page F-29

17.             We note your disclosure of the redemption terms (i.e., redemption events and redemption price) for the Series A, B and B+ equity interest with preferential rights, which you classified within mezzanine equity. However, we do not see any accretion for changes in redemption value of the preferred shares from the date of issuance reflected in your financial statements. Please explain your accounting treatment and identify the specific guidance you used. Tell us how your current presentation complies with paragraph 15 of ASC 480-10-S99-3A, including your consideration of whether the instrument will become redeemable upon the passage of time.

The Company respectfully advises that, in accordance with ASC 480-10-25-8 and ASC 480-10-S99-3A paragraph 2, Series A, B, B+ equity interest with preferential rights (exchanged to Series A, B-1, B-2 convertible redeemable preferred shares upon the Re-domiciliation) could be redeemed in the Redemption Events as described on page F-33 of the Revised Draft Registration Statement. Such equity interest with preferential rights are not considered to be a mandatorily redeemable financial instrument as there is no unconditional obligation requiring the Company to redeem the instruments by transferring its assets at a specified or determinable date or upon an event that is certain to occur. Such equity interest with preferential rights should be classified as mezzanine equity because the redemption right is at the option of the holder and upon certain Redemption Events, such as failure of a qualified initial public offering (“Qualified IPO”), which is not within the control of the Company.  In addition, in accordance with ASC 480-10-S99-3A paragraphs 14 and 15, the Company considered that the accretion for changes in redemption value of the equity interest with preferential rights is not required for the years ended December 31, 2016 and 2017 as (i) the Company is in the process of U.S. listing and expected to be listed in early 2019 and it is not probable for shareholders to request the redemption so close to the listing. Moreover, as stated in the Redemption Events, redemption is not a trigger until the end of February 21, 2022, if no Qualified IPO has been consummated; and (ii) the redemption rights of preferred shareholders shall terminate immediately prior to the listing of shares of the Company on a U.S. stock exchange. Accordingly, the Company determined not adjust the carrying amount of the preferred shares to the redemption amount.

However, the Company would be required to re-measure such preferred shares to the redemption amount when there is a more than remote chance that a Qualified IPO would not be completed.

Note 11. Share-Based Compensation, page F-33

18.             We note your disclosure that the options will vest and become exercisable in three installments beginning on the second anniversary of the vesting commencement date. Please address the following:

•                 Revise your disclosures to clearly define the vesting commencement date and describe when vesting of the options will begin;

•                 Tell us whether the terms of the awards contain an explicit or implicit market, service or performance condition and how you intend to recognize compensation expense over the vesting period, including any consideration of whether there is a service inception date that precedes the grant date in accordance with ASC 718-10-55-108; and

•                 Disclose the amount of total compensation expense relating to your nonvested share options not yet recognized and the weighted average period for which it is to be recognized in accordance with ASC 718-10-50-2(i) in addition to the amounts you already disclose relating to your RSUs.

The Company respectfully advises that the share options awards require four years of services from the date when employees receive the awards and do not contain any explicit or implicit market and performance condition. Upon the termination of employment, all such awards that have not been vested will be forfeited and the terms thereof permit the Company to purchase the employee’s vested and/or exercised awards as disclosed in Note 11 of the year ended December 31, 2016 and 2017 financial statements.

The Company considered that the service inception date of the share options is the grant date since the share options were approved by the board of director on the grant date, without any authorization preceding that date, and written agreements were signed by the employees to reach a mutual understanding of the key terms and conditions of the arrangement (i.e. number of share awards, grant date, vesting condition and exercise price). The Company recognized the compensation expenses on a straight-line basis over the vesting period.

The disclosure of the vesting commencement date, total compensation expense and weighted average period relating to the non-vested share options and RSUs were added on pages F-36 and F-39 of the Revised Draft Registration Statement.

General

19.             We note the prospectus includes information from an industry report commissioned by you and prepared by iResearch Report. Please file the consent of iResearch to the inclusion of information and references to itself and to the report as an exhibit to this registration statement or provide us your analysis supporting your determination that you are not required to do so. Please refer to Rule 408(a) of Regulation C.

In response to the Staff’s comment, the Company has revised page II-7 of the Revised Draft Registration Statement to include iResearch Consulting Group’s consent to the inclusion of information and references to itself and to the iResearch Report as an Exhibit 99.4 to the Revised Draft Registration Draft Statement.

20.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises that no written communication as defined in Rule 405 under the Securities Act was presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf. The Company further undertakes that if any such written communication is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of such written communication on a confidential, supplemental basis.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at +86 1391 093 9617 / +86 10 6563 4261 or via e-mail at kgeng@omm.com, Li Han, by telephone at +852 3512 4018 or via email at lhan@omm.com, John Fei Zeng by telephone at +86 10 5681 3666-3601 or via email at john.zeng@itiger.com, or Yan Wang, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7162 or via email at xinywang@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures.

cc:                                Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Li Han, Esq., Partner, O’Melveny & Myers LLP

Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP